SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/7/2021


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
309,899

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
309,899


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
314,899 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.82%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
516,052

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
516,052


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
521,052 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.98%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
516,052

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
516,052


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
521,052 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.98%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Tortoise Power and Energy Infrastructure Fund, Inc. ("TPZ" or the "Issuer").

The principal executive offices of TPZ are located at

5100 W. 115th Place
Leawood, KS 66211



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLP is a registered investment adviser.
Messrs. Goldstein and Dakos are partners of Bulldog
Investors,LLP.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein and Dakos is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLP, and on behalf of a registered closed-end investment company for which Messrs. Goldstein and Dakos have investment and voting authority.


ITEM 4. PURPOSE OF TRANSACTION
Letter was sent to the company. See exhibit B.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the company fact sheet published on 12/9/2021 there were 6,530,000 shares of common stock outstanding as of 10/31/2021. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of December 9, 2021 Bulldog Investors, LLP is deemed to be the beneficial owner of 314,899 shares of TPZ (representing 4.82% of TPZ's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
Such shares are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group.

As of December 9, 2021, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 521,052 shares of TPZ (representing 7.98% of TPZ's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 5,000 shares. Bulldog Investors, LLP has shared power to dispose of and vote 309,899 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of TPZ's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 206,153 shares.


c) During the past 60 days the following shares of TPZ were bought.

Date			Shares		 Price
12/03/2021		1,200		 12.9600
12/07/2021		842		 13.2208
12/08/2021		2,159		 13.3941
12/09/2021		4,464	         13.3000


d) Clients of Bulldog Investors, LLP and a closed-end investment fund for which Messrs. Goldstein and Dakos have investment and voting authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A & B


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/10/21

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 10th day of December, 2021, by and among Bulldog Investors, LLP, Phillip Goldstein and Andrew Dakos.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Tortoise Power and energy infrastructure Fund, Inc. (TPZ), each of the parties to this Agreement is required to file a statement containing the information required by
Schedule 13D with respect to the same holdings of TPZ;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


BULLDOG INVESTORS, LLP
By:/s/ Andrew Dakos
	Andrew Dakos, Partner



Exhibit B:

    Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee,
    WI 53202

                                                   November 7, 2021

Diane M. Bono, Secretary
Tortoise Power and Energy Infrastructure Fund, Inc.
5100 W. 115th Place
Leawood, Kansas 66211

Attention: The Board of Directors

Dear Directors:

Special Opportunities Fund is the beneficial owner of shares of Tortoise Power and Energy Infrastructure Fund, Inc. with a value in excess of $2,000.00. It has held these shares continuously for more than 12 months and plans to continue to hold them through the next meeting of shareholders.

We hereby submit the following proposal and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

                       *******

RESOLVED: The shareholders of Tortoise Power and Energy Infrastructure Fund, Inc. (the Fund) request that the Board of Directors authorize a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (NAV). If more than 50% of the Fund's outstanding common shares are submitted for tender, the Board is requested to cancel the tender offer and take those steps that the Board is required to take to cause the Fund to be liquidated or converted to (or merged with) an exchange traded fund (ETF) or an open-end mutual fund.

                SUPPORTING STATEMENT

Since its IPO on July 28, 2009 through October 31, 2021, the Fund returned 5.34% per year based upon NAV but only 4.25% based upon market price. Thus, the discount has cost shareholders almost 1% per year over that time span. Over the past three years, the discount has averaged about 15% and is currently about that same level. In August 2021, the Board made a weak attempt to narrow the discount by adopting a managed distribution policy but that move has had no apparent effect on the discount. Thus, shareholders seeking to sell shares still can only do so at a hefty discount from NAV.

In addition, the Board of Directors has adopted certain arguably illegal anti-takeover measures to insulate itself from shareholders that are unhappy about the Fund's persistently wide discount.

Consequently, we think it is appropriate for the Board to authorize a self-tender offer for the Fund's shares at or close to NAV to afford shareholders an opportunity to sell their shares at a price that is greater than the market price. If a majority of the Fund's outstanding common shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format. In that case, we think the tender offer should be cancelled and the Fund should be liquidated or converted into (or merged with) an ETF or an open-end mutual fund.

If you agree that it is time to implement more effective measures to address the Fund's persistent discount, please vote for this (non-binding) proposal.

                                    Very truly yours,

                                    /S/ Phillip Goldstein

                                    Phillip Goldstein
                                    Chairman